Via Facsimile and U.S. Mail
Mail Stop 6010

December 12, 2006

Ms. Mary A. Chaput
Executive Vice President and
Chief Financial Officer
Healthways, Inc.
3841 Green Hills Village Drive
Nashville, TN 37215

Re: Form 10-K for the Fiscal Year Ended August 31, 2006
Filed November 13, 2006
File No. 000-19364

Dear Ms. Chaput:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended August 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 26

1. Gross margin in the fourth quarter of 2006 increased to 36.5% as compared to 29%, 29% and 31% in the first three quarters of 2006. Please tell us the reasons for the improvement in your gross margin in the fourth quarter of 2006.

Liquidity and Capital Resources, page 29

2. We note the following language in explaining the change in cash flow provided by operations in 2006 as compared to 2005: "payments during fiscal 2005 related to accounts payable accrued at August 31, 2004 associated with capital expenditures…" Please tell us why cash paid for capital expenditures is classified as operating activities rather than investing activities and how your statements of cash flows comply with paragraph 16.c of SFAS 95.

Consolidated Statements of Operations, page 35

3. It appears that you have excluded depreciation and amortization from cost of services. Please tell us why you believe it is appropriate not to include the portion of depreciation and amortization related to the cost of services. When amortization and depreciation is excluded from cost of revenues, Staff Accounting Bulletin Topic 11:B requires disclosure of that fact on the face of the statement of operations. In addition, gross margin amounts that exclude amortization and depreciation should not be presented on the face of the statement of operations nor should those amounts be discussed in MD&A. Gross margin information required to be presented in quarterly information required by Item 302 of Regulation S-K should include depreciation and amortization.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comments. Please contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant